FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, A Grigorian°, N J Holland
†
(Chief Financial
Officer), J M McMahon
†
, J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za
Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.z
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
camartin@gfexpl.com
M E D I A    R E L E A S E
South African Government Approves All Gold Fields’
Mining Licenses
Johannesburg, 10 November 2006: Gold Fields Limited (Gold Fields) (NYSE:
GFI; JSE: GFI; DIFX: GFI) is pleased to announce that the South African
Department of Minerals and Energy has formally approved the conversion of the company’s old-order mining licenses into new order licenses. This applies to all three of the Company’s operating mines in South Africa: the Driefontein,
Kloof and Beatrix gold mines.
Ian Cockerill, Chief Executive Officer of Gold Fields, said: “The conversion of our mining licenses is a significant milestone for Gold Fields and is a reflection of our commitment to South Africa and, in particular, to the transformation of our company and industry. I thank all of our stakeholders who have assisted us in this process, for their hard work and for sharing our vision for the future.”
“Now that we have secured our South African mining licenses for the life of our mines, we can concentrate on growing and developing our company to the benefit of all of our stakeholders. To this end we recently announced additional new capital investments of more than R25 billion into South Africa, which will ensure that we remain the premier gold producer in South Africa for at least the next 30 years,” added Cockerill.
In order to convert old order mining licenses into new order licenses, companies must meet the requirements of the Mineral and Petroleum
Resources Development Act (MPRDA) 28 of 2002, which was enacted in May
2004, as well as the Broad Based Socio-Economic Empowerment Charter for
the South African Mining Industry and the associated Scorecard for the Mining
Industry.
The South African Minister of Minerals and Energy, Ms Buyelwa Sonjica, said:
“The government of South Africa welcomes the bold step taken by Gold Fields with regards the conversion of their mining licences. This conversion was made possible by the company’s response to the requirements of the
MPRDA. The step taken by Gold Fields also shows their commitment to government’s transformation agenda, and the push for a better life for all the people of this country. Their compliance with the requirements of the Social and Labour Plan will ensure benefit for all, and we believe that there will be spin-offs that will further ensure satisfaction on all fronts.
“It is my belief that, as more companies apply for and receive approval for the conversion of their old order licences, they will be encouraged to apply for new mining licences, which licences will lead to new investments. These new investments will be a critical factor in the creation of new jobs which will further enhance the lives of the people of South Africa,” said Minister Sonjica.
2/…..

Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.1 million ounces from mines in South Africa, Ghana, Australia and Venezuela, as well as a developing mine at Cerro Corona in Peru. The Company has ore reserves of 65 million ounces and mineral resources of 179 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, Euronext in Paris and Brussels, and on the Swiss Exchange. All of
Gold Fields' operations are ISO 14001 certified.
- ends -
Enquiries
Gold Fields Limited
Willie Jacobsz
Tel: +27 11 644-2505
Mobile: 082 493-1377
E-mail: williej@goldfields.co.za
Department of Minerals and Energy
Ms. Bontle Mafuna
Tel.: +27 12 317 8086
Bontle.mafuna@dme.gov.za
Sputnik Ratau
Tel.: +27 12 317 8291
Cell: +27 82 521 9614
E-mail: sputnik.ratau@dme.gov.za

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 10 November 2006
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
Relations and Corporate Affairs